July 21, 2008	Laurence Reszetar Direct Phone: (612) 672-8395 Direct Fax: (612) 642-8395 laurence.reszetar@maslon.com
Via Edgar and Federal Express

Securities and Exchange Commission
Judiciary Plaza
100 F Street N.W.
Washington, D.C. 20459
Attn: Jeffrey Riedler

Re:	VioQuest Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1
Filed May 23, 2008
File Number 333-151115

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter, dated June 4, 2008, and my conversation with Song Brandon with respect to the Company’s Registration Statement on Form S-1, as filed on May 23, 2008 (the “Registration Statement”). We are transmitting herewith Amendment No. 1 to the Registration Statement (the “Amendment”) and a blacklined copy of the Amendment showing the changes made from the original filing.

The following are the Company’s responses to your comments to the Registration Statement. To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

Form S-1
General

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response:

As we stated in our response letter, dated July 3, 2008, we are not seeking to register any securities underlying any convertible notes for resale. Rather, our Registration Statement is registering the resale of shares of our common stock underlying our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock (the “Preferred Stock”), as well as shares underlying various investor and placement agent warrants.

July 21, 2008

The total dollar value of the common stock being registered for resale is $10,413,409. The total dollar value of the shares of common stock underlying the Series A Convertible Preferred Stock was $5,774,167, and the total dollar value of the shares of common stock underlying the Series B Convertible Preferred Stock was $896,096. Additionally, the aggregate dollar value of the shares of common stock underlying the investor warrants and placement agent warrants was $3,743,146. We have included this information under “The Offering” on page 7 of the Amendment.

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate or a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payment to all selling shareholders and any of their affiliates in the first year following the sale of the convertible notes.

Response:

Upon the conversion of the senior convertible promissory notes on March 14, 2008, all of the Company’s outstanding convertible notes were cancelled and the Company had no further obligations under the notes. However, the Company’s senior convertible promissory notes accrued interest in the period between their issuance and the March 14, 2008 conversion. Under the subheading “Conversion of Promissory Notes and Issuance of Series B Convertible Preferred Stock” on pages 10 and 11 of the Amendment, we included a table disclosing the following information related to our Series B Convertible Preferred Stock: (i) the investor’s names; (ii) the amount of the principal of each investor’s note as issued in June and July 2007; (iii) the amount of accrued interest as of the close of business on March 13, 2008, the day before the conversion of the notes into the Series B Convertible Preferred Stock; and (iv) the number of shares of the Company’s Series B Convertible Preferred Stock each investor received upon conversion of their notes.

We have also added information regarding our payments to placement agents. We have added a disclosure of payments to placement agents upon the Company’s sale of convertible notes in June and July 2007 under the subheading “Placement Agent Commission and Fees” on page 8 of the Amendment. We have also added a disclosure of payments to placement agents upon the Company’s sale of Series A Convertible Preferred Stock under the subheading “Placement Agent Commission and Fees” on page 9 of the Amendment.

July 21, 2008

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example; if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

All of the Company’s senior convertible promissory notes were converted into shares of Series B Preferred Stock on March 14, 2008. Thus, the Company no longer has any outstanding convertible notes. Therefore, this question is not applicable.

July 21, 2008

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

The information requested above has been disclosed under the subheading “Total Potential Investor Profit from Preferred Stock” on page 9 of the Amendment.

July 21, 2008

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:

We have added the applicable requested information under the subheading “Summary of Proceeds” on page 10 of the Amendment. We included tables containing the information for the private placement of our convertible promissory notes in June and July 2007 and the private placement of our Preferred Stock in March and April 2008. Please note that the securities underlying the convertible note were not subject to a conversion discount, so we have not included in the table the information requested under bullet point four from the above comment. Furthermore, we did not include any information regarding the issuance of our Series B Convertible Preferred Stock because the shares were issued upon conversion of the senior promissory notes and we did not receive any proceeds from the issuance.

July 21, 2008

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

We have added the requested information in a table under the heading “Prior Transactions Between Issuer and the Selling Shareholders” on page 22 of the Amendment. Since we have only registered shares of our common stock for resale, we have included the last sale price of our common stock on the OTC Bulletin Board as of July 18, 2008.

July 21, 2008

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

In response to your comment, we have added a table under the heading “Comparison of Registered Shares to Outstanding Shares” on page 24 of the Amendment. We included the information we received in our most recent disclosures by the selling shareholders, though some of the information for the Series B Convertible Preferred Stock shareholders is based upon the information disclosed in their subscription agreements from the June and July 2007 private placement of our convertible notes. All of the disclosures are based upon the best information we have received from our shareholders.

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

July 21, 2008

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:

Since all of the Company’s senior convertible promissory notes were cancelled upon their conversion on March 14, 2008, the question of whether the Company has the financial ability to make payments on the overlying securities is not applicable. Furthermore, the Company does not have any information that states that any of the selling shareholders have existing short positions on the Company’s stock. We have added the requested information on page 10 under the subheading “Other Information.”

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

Our only relationships or arrangements regarding the sales of our convertible promissory notes and our Series A Convertible Preferred Stock are our placement agent agreements as disclosed under the “Placement Agent Commission and Fees” subheadings on pages 8 and 9 of the Amendment. We have also included information on the participation of Brian Lenz, the Company’s former Chief Financial Officer, and Michael Weiser, one of the Company’s directors, in the offering under the subheading “Conversion of Notes Held by Officers and Directors” on page 11 of the Amendment.

July 21, 2008

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response:

We have provided the requested information under the heading “The Offering” on page 7 of the Amendment. We determined the number of shares covered by the Registration Statement by assuming the conversion of all of our issued and outstanding Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and assuming the exercise of all of the warrants issued to the selling shareholders and the placement agents in both the 2007 private placement of our convertible promissory notes and the 2008 private placement of the Series A Convertible Preferred Stock.

11.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response:

We have provided this information in the footnotes to the “Selling Shareholder” chart beginning on page 19 of the Amendment.

Private Placement Transactions

12.
We note that you are registering 10,413,409 shares of common stock, which appear to include common stock issuable upon the exercise of outstanding warrants and shares issuable upon conversion of your preferred stock. We also note your description on page 7 where you provide a brief description of the private placement transactions pursuant to which you appear to have issued certain convertible preferred stock and warrants. However, your disclosure is unclear as to which shares are outstanding and which shares are to be issued on the conversion of the preferred stock. Please revise your document to clarify which shares are outstanding, if any, and which shares are to be issued upon the conversion of the preferred stock.

Response:

We have included the requested clarification under “The Offering” heading on page 7 of the Amendment.

July 21, 2008

13.
Additionally, please revise your document to provide a complete description of all the private placement transactions for which you are registering shares of common stock in this registration statement. This disclosure should be provided for in one section of your document. Your revised disclosure should include the date of the private placement transactions; number of participants in each private placement transaction; the type of securities issued as well as the total amount of common stock underlying such securities, if applicable; the total amount the company raised in each private placement transaction; the amount paid by the each participant; and any applicable exercise prices.

Response:

We have included the requested information under the heading “Description of Private Placement Transaction” beginning on page 9 of the Amendment.

* * * * *

Please do not hesitate to contact me at (612) 672-8395 with any questions concerning the responses included in this letter on behalf of the Company. Finally, on behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Laurence J. Reszetar

cc:	Christopher P. Schnittker
Bill Mower